SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 105580 / May 29, 2026

Admin. Proc. File No. 3-20917

In the Matter of

THE NORTHGATE NOBLES
GREENHOUSEABE FOREIGN
GRANTOR TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

Inaccurate Form TA-1

Registered transfer agent willfully violated securities laws by filing an inaccurate registration application on Form TA-1. *Held*, it is in the public interest to revoke transfer agent's registration.

APPEARANCES:

Samantha M. Williams, for the Division of Enforcement.

On June 30, 2022, the Securities and Exchange Commission issued an order instituting administrative proceedings (the "OIP") against the Northgate Nobles GreenhouseABE Foreign Grantor Trust (the "Trust") under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1] We now deem the Trust to be in default, deem the OIP's allegations to be true, and revoke the Trust's transfer agent registration.

I. Background

A. The Trust registered as a transfer agent in 2020 using a false principal office address and has made no transfer agent filings since.

On April 3, 2020, the Trust filed a Form TA-1 to register with the Commission as a transfer agent. Imhotep El Bey—the Trust's CFO, Vice President/Transfer Agent, and Treasurer—signed the form.[2] Where Form TA-1 directs applicants to provide the address of their "principal office where transfer agent activities are, or will be, performed," the Trust provided a partial address in Largo, Maryland—which identified the city, state, suite number, and zip code but not the street name or number (the "Incomplete Postal Address").

The Division of Enforcement filed a declaration and exhibits in this proceeding showing that the Incomplete Postal Address corresponds solely with post office boxes at a U.S. Post Office in Largo, Maryland. Moreover, the Trust's CEO, Noble Malaqi Yusef El Bey, and a Director of the Trust, Donald Wilson, Jr.,[3] both signed a 2019 Form D on behalf of an entity called the Acacia Tree Temple, listing the same Incomplete Postal Address in its contact information.[4] Wilson's personal contact information on the same form supplied the missing

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[1]   *Northgate Nobles GreenhouseABE Foreign Grantor Tr.*, Exchange Act Release No. 95185, 2022 WL 2357047 (June 30, 2022).

[2]   https://www.sec.gov/Archives/edgar/data/1808170/000177677020000002/0001776770-20-000002-index.htm (filing detail page for Trust's Form TA-1 filing). We take official notice from our "public official records" of the cited EDGAR filings, and of other "material fact[s] which might be judicially noticed by a district court of the United States" identified herein. *See* Rule of Practice 323, 17 C.F.R. § 201.323; *Powers v. Treasure Hunt.Gov*, No. 4:21CV483-WS-MAF, 2021 WL 12180658, at *1 (N.D. Fla. Dec. 7, 2021) (taking judicial notice that address was a post office address).

[3]   *See* Trust's Form TA-1 (listing "Donald Berresford Wilson Jr" as a Bailor and Director and the "Donald Berresford Wilson Jr, Estate" as an entity that "wholly or partially finance[d]" the [Trust's] business).

[4]   https://www.sec.gov/Archives/edgar/data/1776770/000177677019000001/0001776770-19-000001-index.htm (filing detail page for Acacia Tree Temple Form D filed July 12, 2019); *see also Filing a Form D Notice*, https://www.sec.gov/resources-small-businesses/exempt-offerings/filing-form-d-notice ("Form D is used to file a notice of an exempt offering of securities with the SEC.").

street name and number of the Maryland post office, yielding its complete address (the "Post Office Address").

Since filing its Form TA-1, the Trust has never amended its registration application, filed an annual report on Form TA-2, or made any other filing with the Commission.[5]

B.   The Commission instituted this proceeding against the Trust.

On June 30, 2022, the Commission issued the OIP, which alleged that the Trust willfully violated Exchange Act Section 17A(d)(1),[6] and Exchange Act Rule 17Ac2-1(a),[7] by misstating its principal office address on its registration Form TA-1.

C.   The Trust failed to answer the OIP or otherwise participate in these proceedings.

The Trust was properly served with the OIP on July 2, 2022, by certified mail addressed to Imhotep El Bey at the Post Office Address.[8] The Trust did not file an answer within 20 days of service, as required by the OIP.[9] The Commission then ordered the Trust to show cause why it should not be deemed in default for failing to answer the OIP or otherwise defend this proceeding.[10] The show cause order warned the Trust that, if the Commission deemed it to be in default, the allegations in the OIP could be deemed to be true and the Commission could determine the proceeding against the Trust upon consideration of the record. The Division moved the Commission to deem the Trust in default and revoke its transfer agent registration, serving the motion on the Trust at the contact information provided on its Form TA-1. The Trust

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[5]   https://www.sec.gov/edgar/browse/?CIK=1808170 (public EDGAR page showing no filings by the Trust other than its Form TA-1).

[6]   15 U.S.C. § 78q-1(d)(1).

[7]   17 C.F.R. § 240.17Ac2-1(a).

[8]   *See* Rule of Practice 141(a)(2)(iii), 17 C.F.R. § 201.141(a)(2)(iii) (permitting notice of an OIP to be provided to a registered transfer agent by sending a copy of the OIP to its registered address "by U.S. Postal Service certified, registered or express mail and obtaining a confirmation of attempted delivery"). We find that the Post Office Address is the complete form of the Incomplete Postal Address and a proper service address in this proceeding. *See supra*, Sec. I.A.

[9]   *Northgate Nobles GreenhouseABE Foreign Grantor Tr.*, 2022 WL 2357047, at *4; *see also* Rule of Practice 160(b), 17 C.F.R. § 201.160(b) (providing that "three days shall be added to the prescribed period for response" if service is made by mail).

[10]   *Northgate Nobles GreenhouseABE Foreign Grantor Tr.*, Exchange Act Release No. 95440, 2022 WL 3138583 (Aug. 5, 2022).

did not respond to the show cause order, the Division's motion, or a renewed order to show cause.[11]

II.   Analysis

A.   We deem the Trust to be in default and deem the OIP's allegations to be true.

Rule of Practice 155(a) provides that if a respondent fails to "answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," we may deem the respondent to be in default and determine the proceeding against it "upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[12] Because the Trust failed to answer the OIP or respond to the show cause orders and the Division's motion, we deem the Trust to be in default and deem the allegations of the OIP to be true. We base our findings on the record, including the OIP's allegations (deemed true), materials subject to official notice, and evidence that the Division submitted to support its motion.

B.   It is appropriate to revoke the Trust's transfer agent registration.

Exchange Act Section 17A(c)(3) authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for hearing, that (1) the transfer agent willfully violated the Exchange Act or one of its rules and (2) revocation is in the public interest.[13] For the reasons below, we find that these requirements are satisfied.

1.   The Trust willfully violated Exchange Act Rule 17Ac2-1(a) and Exchange Act Section 17A(d)(1) by listing a false address on its registration application Form TA-1.

The record shows that the Trust violated Exchange Act Rule 17Ac2-1(a) by falsely stating on its application for registration as a transfer agent that its principal office was located at a United States post office. Rule 17Ac2-1(a) provides that an application for registration as a transfer agent "shall be filed with the Commission on Form TA-1, in accordance with the

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[11]   *Northgate Nobles GreenhouseABE Foreign Grantor Tr.*, Exchange Act Release No. 98311, 2023 WL 5830449 (Sept. 7, 2023) (noting that the earlier show cause order may not have been properly served). The renewed order was, however, properly served.

[12]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that, a respondent that "fails to file an answer required by this section within the time provided . . . may be deemed in default" under Rule 155(a)).

[13]   *See* 15 U.S.C. § 78q-1(c)(3)(A) (cross-referencing Exchange Act Section 15(b)(4)(D), 15 U.S.C. § 78o(b)(4)(D) (applicable to violations of Exchange Act provisions and rules)).

instructions contained therein."[14] Form TA-1 Instruction II.C.3. directs an applicant to state "[i]n Question 3.c. the full address of [its] principal office where transfer agent activities are, or will be, performed," and cautions that "a post office box number is not acceptable."[15] Because the Trust did not provide the address where it performed its transfer agent activities, it violated Rule 17Ac2-1(a).

The record also shows that the Trust acted with scienter in violating Exchange Act Rule 17Ac2-1(a), and thus acted willfully. Although courts have provided varying definitions of what "willfulness" means in the securities law context,[16] acting with scienter constitutes willfulness.[17] The Trust's scienter is established here by what its own officer knew when he signed the Form TA-1.[18] Imhotep El Bey—the Trust's CFO, Vice President/Transfer Agent, and Treasurer—signed the registration form listing the Incomplete Postal Address as the Trust's principal office. As a senior officer of the Trust, El Bey necessarily knew that the Trust did not operate from a post office and therefore knew that the address was false. Because Imhotep El Bey intentionally made a false statement on the Trust's Form TA-1, the Trust acted with

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[14]   17 C.F.R. § 240.17Ac2-1(a); *see also* https://www.sec.gov/files/formta-1.pdf at 1 (directing the applicant to "[r]ead all instructions before completing this form") [hereinafter "Form TA-1"].

[15]   Form TA-1 at 30.

[16]   *See, e.g., Robare Grp., Ltd. v. SEC*, 922 F.3d 468, 479 (D.C. Cir. 2019) (holding that statutory text making it unlawful "willfully to omit any material fact from a Form ADV . . . signals that the Commission had to find, based on substantial evidence, that at least one of TRG's principals subjectively intended to omit material information from TRG's Forms ADV" (cleaned up)); *Mathis v. SEC*, 671 F.3d 210, 218 (2d Cir. 2012) (rejecting petitioner's "argument that a finding of 'willfulness' under [Exchange Act] § 3(a)(39)(F) would have required a determination that [petitioner] was aware that he was violating a particular rule or regulation"); *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (defining willfulness as "intentionally committing the act which constitutes the violation" (citation omitted)).

[17]   *See Robare*, 922 F.3d at 479-80; *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) (finding that scienter demonstrates that violations were willful), *abrogated in part on other grounds by Lucia v. SEC*, 585 U.S. 237 (2018).

[18]   *Cf. Warwick Capital Mgmt., Inc.*, Advisers Act Release No. 2694, 2008 WL 149127, at *9 n.33 (Jan. 16, 2008) ("A company's scienter is imputed from that of the individuals controlling it.").

scienter,[19] and thus willfully.[20] Because the Trust willfully violated Rule 17Ac2-1(a) by filing a false Form TA-1, the Trust also willfully violated Exchange Act Section 17A(d)(1), which prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation.

Beyond the Form TA-1 misstatement, the OIP's allegations, deemed true, further establish that the Trust violated the Exchange Act and its rules by failing to amend the Trust's Form TA-1 to correct its inaccurate address as required by Exchange Act Rule 17Ac2-1(c);[21] file annual reports on Form TA-2 for 2020 and 2021 as required by Exchange Act Rule 17Ac2-2(a);[22] and make records available for examination by Commission representatives in response to their repeated requests as required by Exchange Act Section 17(a)(1) and (b)(1).[23] We need not (and do not) resolve whether these additional violations were willful, because the Trust's willful filing of a false Form TA-1 provides a sufficient statutory basis for determining whether remedial sanctions are in the public interest.

2.   Revoking the Trust's registration is in the public interest.

Having found that the Trust willfully violated the Exchange Act and its rules, we turn to whether it is in the public interest to impose remedial sanctions. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the

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[19]   *Cf. Brian Madison Carnes Tr.*, Exchange Act Release No. 100192, 2024 WL 2293867, at *4 (May 21, 2024) (finding respondent acted with scienter when filing inaccurate Form TA-1).

[20]   *See Brandon Rawls Tr.*, Exchange Act Release No. 100446, 2024 WL 3249197, at *3 (June 28, 2024) (finding same violation where transfer agent listed post office address on Form TA-1).

[21]   17 C.F.R. § 240.17Ac2-1(c) (providing that if any information that a transfer agent has provided on its Form TA-1 "becomes inaccurate, misleading, or incomplete," the transfer agent "shall correct" that information "by filing an amendment within sixty days" after "the information becomes inaccurate, misleading, or incomplete").

[22]   17 C.F.R. § 240.17Ac2-2(a) (requiring "[e]very transfer agent registered on December 31" to file an annual report on Form TA-2 by March 31 of the following year).

[23]   15 U.S.C. § 78q(a)(1) (requiring registered transfer agents to make, keep, and furnish to the Commission certain records as it prescribes by rule), (b)(1) (providing that "all records" of a registered transfer agent "are subject at any time" to "reasonable" examination by Commission representatives).

respondent's occupation will present opportunities for future violations.[24] Our public interest inquiry is flexible, with no single factor being dispositive.[25] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[26]

Weighing these factors, we find that revoking the Trust's registration as a transfer agent is in the public interest. The Trust's conduct was serious, recurrent, and willful. The Trust filed an application for registration that contained a false address—and it did so knowingly. In the years following that registration, the Trust has never made another required filing with the Commission: it never amended its registration statement to correct its false address,[27] and it never filed any of its six required annual reports that have become due.[28] The Trust also never responded to multiple Commission requests for records, even after Commission staff notified the Trust that it had opened an examination.

These violations were serious—regardless of their willfulness—because the Commission depends on accurate, timely filings to perform its core oversight functions: determining whether to approve registration applications;[29] maintaining reliable contact with transfer agents to conduct examinations;[30] and monitoring their operations through annual reports.[31] The Trust

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[24]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *12 (Mar. 30, 2007) (applying these factors in revoking transfer agent's registration).

[25]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[26]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

[27]   *Cf. Fidelity Transfer Servs., Inc.*, Exchange Act Release No. 94545, 2022 WL 969898, at *6 (Mar. 29, 2022) (finding transfer agent's misconduct egregious and recurrent where, among other things, it failed to update its Form TA-1 for more than five years and did not file or filed late its required annual reports).

[28]   *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *5 & n.23, *6 n.27 (Jan. 21, 2009) (finding that we may consider "matters that fall outside the OIP in assessing appropriate sanctions," such as a respondent's failure to file additional required reports with the Commission) (comma omitted).

[29]   *See* Form TA-1 at 32 (stating that "[d]isclosure to the [Commission] of the information requested in Form TA-1 is a prerequisite to the processing of" that form and that the Commission uses that information to determine whether it "should permit an application for registration to become effective or should deny, accelerate or postpone registration of an applicant").

[30]   *See Fidelity Transfer Servs.,* 2022 WL 969898, at *5 (stating that accurate contact information is "essential to our staff's ability to carry out its Exchange Act oversight function").

[31]   *Revised Transfer Agent Form and Related Rule*, Exchange Act Release No. 41204, 1999 WL 156334, at *1 (Mar. 23, 1999); (explaining the essential function that annual Forms

knowingly deprived the Commission of information necessary to perform these first two functions by providing a false business address in its registration application. And even if not done intentionally, the Trust's subsequent years-long failure to correct that address or file any annual reports has denied the Commission more of the essential information it needs to carry out its regulatory role. And the Trust's failure to respond to Commission staff requests for records—requests that Commission staff directed to the very contact information that the Trust itself provided in its registration—compounded this harm, leaving the Commission with no means of assessing the Trust's transfer agent activities.[32]

Because it has defaulted in this proceeding, the Trust has offered no assurances against future violations or recognition of the wrongful nature of its conduct. Rather, the Trust's ongoing failures to correct its false address, file required reports, or respond to Commission examination requests show that, but for revocation, the Trust is likely to continue violating its obligations as a registered transfer agent—leaving the Commission with no reliable means of monitoring the Trust's activities or detecting further violations or harm to investors. Accordingly, we find it in the public interest to revoke the Trust's transfer agent registration.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

TA-2 serve in the Commission's oversight of transfer agents); *see also* https://www.sec.gov/files/formta-2.pdf at 14 (SEC Form TA-2 giving notice that information provided by registrants "will be used for the principal purpose of regulating registered transfer agents").

[32]   *See The Edward Walker Benifield Trust*, Exchange Act Release No. 99271, 2024 WL 68230, at *5 (Jan. 4, 2024) (finding that transfer agent frustrated staff regulatory efforts by failing to respond to document requests); *Fidelity Transfer Servs.*, 2022 WL 969898, at *6 (same).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 105580 / May 29, 2026

Admin. Proc. File No. 3-20917

In the Matter of

THE NORTHGATE NOBLES
GREENHOUSEABE FOREIGN
GRANTOR TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of the Northgate Nobles GreenhouseABE Foreign Grantor Trust be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary